Exhibit 4.35

Summary in English of the Grupo Cable TV Share Purchase Agreement

The following are the main terms and conditions pursuant to which Tenedora Ares, S.A.P.I. de C.V. (“Tenedora Ares”) and San Ángel Telecom, S.A. de C.V., acquired common shares representing 49% of the capital stock of Grupo Cable TV, S.A. de C.V. (“Grupo Cable”).

PARTIES

Sellers: Dafel Investments B.V., Mexico Media Investments, S.L., Sociedad Unipersonal and Cable TV Investments, S.L., Sociedad Unipersonal

Buyers: Tenedora Ares, S.A.P.I. de C.V. and San Ángel Telecom, S.A. de C.V.

DATE	August 13, 2014

PURCHASED SHARES	The Sellers sold and transferred to the Buyers, and the Buyers purchased and acquired from the Sellers, common shares representing 49% of Grupo Cable’s capital stock.

PURCHASE PRICE	Ps.8,550,000,000.00

JURISDICTION	Mexican federal courts sitting in Mexico City.

GOVERNING LAW	The parties submitted to the applicable federal laws of Mexico.